Klondex Files Independent Technical Report for the Hollister Gold Project

Vancouver, BC - November 16, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) today announced that, in connection with the filing of a preliminary short form prospectus (the "Preliminary Prospectus"), its independent technical report titled “Independent Technical Report for the Hollister Gold Project, Nevada, USA” in respect of the Hollister gold project ("Hollister") has been filed on SEDAR and is now also available on the Company’s website. SRK Consulting (Canada) Inc. (“SRK”) authored the report, which is dated October 25, 2016, with an effective date of May 30, 2016.

The Preliminary Prospectus has been filed by the Company in furtherance of its agreement to qualify the common shares of the Company to be issued on the exercise or deemed exercise of the special warrants of the Company (the "Special Warrants"), which were issued to holders of subscription receipts of the Company ("Subscription Receipts") upon the acquisition by the Company of Hollister (the "Acquisition"). The Subscription Receipts were sold on a "bought deal" private placement basis on August 18, 2016 (the "Offering"). For further information regarding the Offering and the Acquisition, please see the Company's press releases dated August 18, 2016 and October 3, 2016, respectively, as well as the other filings of the Company which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The special warrants and underlying common shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora mine and ore milling facility (formerly known as Esmeralda), also located in Nevada, USA.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information") , including but not limited to information about the filing by the Company of a prospectus and the timing of any qualification of the common shares of the Company underlying the Special Warrants. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.